Compliance Policies & Procedures Manual

 XI. CODE OF ETHICS AND INSIDER TRADING POLICY
(Amended February 23, 2005)

A.	Code of Ethics

Statement of General Policy

This Code of Ethics has been adopted by Nashville Capital Corp. and applies to all of its personnel that effect investment-making decisions or have access to investment information, including persons who have access to nonpublic information regarding the purchase or sale of securities, have access to securities recommendations that are nonpublic, or have access to nonpublic information regarding portfolio holdings. The basic principle to govern all persons is that their functions should be performed with loyalty to our Clients.

In adhering to the foregoing basic principle of loyalty, a person must not profit, directly or indirectly, from his or her position with the company. No such person shall take for personal benefit any corporate opportunity for profit which that person learns about from his or her position.

The Chief Compliance Officer, or his designee is responsible for the review and enforcement of this Code of Ethics.

1.	DEFINITION OF TERMS USED

(a)	"Adviser" means Nashville Capital Corp.

(b)
"Fund" means any investment company advised by the Adviser, whether directly or through a subadvisory arrangement, and any entity exempt from registration under the Investment Company Act of 1940 pursuant paragraphs (1) or (7) of Section 3 (c) of that Act.

(c)	"Client" means any investment Client of the Adviser including a Fund.

(d)	"Investment department personnel" mean all employees who work in the Adviser's investment department, including portfolio managers, research analysts, trading personnel and staff.

(e)
"Beneficial interest" includes: (i) the ownership of any security held in the name of a person or a spouse, minor child or relative of a person or relative of a spouse of a person sharing the same household; and (ii) any contract, understanding, relationship, agreement or other arrangement by which a person obtains present or future benefits substantially equivalent to an ownership interest in a security. Beneficial interest does not include activities of such spouse, children or relatives of a person in his or her capacity as an employee or owner of a business that sells or buys securities for non-Adviser (third party) Clients, or advises non-Adviser (third party) Clients as to securities.

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(a)
"Personal benefit" includes any intended benefit for oneself or any other individual, company, group or organization of any kind whatsoever except a benefit for a Client, but such term does not include any investment advisory fee payable to the Adviser by a Client or, in the case of any Fund, payment in the nature of a dividend or distribution paid by the Client on terms governing the payment of such dividends and distributions to all owners of such entity.

(g)
"Security" includes without limitation any and all stocks, bonds, notes, bills, debentures and any interest commonly known as a security including any interest that might be selected for, or be included in, a Client's portfolio and also includes puts, calls, other options or rights in such securities, and securities-based futures contracts.

2.	TRANSACTIONS WITH THE CLIENTS

No person shall sell to, or purchase from, a Client any security or other property (except merchandise in the ordinary course of business), in which such person has or would acquire a beneficial interest, unless such purchase or sale involves solely securities of that Client.

3.	DISCLOSURE OF INFORMATION

(a)
No person shall discuss with or otherwise inform others of any actual or contemplated security transaction by a Client or the Adviser except in the performance of employment duties or in an official capacity and then only for the benefit of the Client or the Adviser, as appropriate, and in no event for personal benefit or for the benefit of others.

(b)
No person shall release information to dealers or brokers or others (except to those concerned with the execution of the transaction) as to any investment portfolio changes, proposed or in process, except (i) upon the completion of such changes, or (ii) when the disclosure results from the publication of a Fund prospectus, or (iii) in conjunction with a regular report to Clients or to any governmental authority resulting in such information becoming public knowledge or (iv) in connection with any report to which Clients are entitled.

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4.	PREFERENTIAL TREATMENT, GIFTS AND ENTERTAINMENT

No person shall seek or accept favors, preferential treatment, or any other personal benefit because of his or her association with a Client or the Adviser, except those usual and normal benefits directly provided by such Client or the Adviser.

No person shall accept any entertainment, gift or other personal benefit that may create or appear to create a conflict between the interests of such person and any Client or the Adviser. In addition, investment department personnel are prohibited from receiving any gift or other thing of more than de minimus value from any person or entity that does business with or on behalf of any Client or the Adviser.

5. CONFLICTS OF INTEREST

If any person is aware of a personal interest that is, or might be, in conflict with the interest of a Client, that person should disclose the situation or transaction and the nature of the conflict to the Chairman of the Adviser for appropriate consideration.

6.	SERVICE AS A DIRECTOR

Investment department personnel are prohibited from serving on the boards of directors of publicly traded companies, absent prior authorization by the Managing Principal based upon a determination that the board service would be consistent with the interests of the Clients and that adequate procedures exist to ensure isolation from those making investment decisions.

7.	INSIDE INFORMATION

Securities laws and regulations prohibit the misuse of "inside" or "material non-public" information when trading or recommending securities.

Inside information obtained by any person from any source must be kept strictly confidential. All inside information should be kept secure, and access to files and computer files containing such information should be restricted. Persons shall not act upon or disclose material non-public or insider information except as may be necessary for legitimate business purposes on behalf of a Client or the Adviser as appropriate. Questions and requests for assistance regarding insider information should be promptly directed to the Adviser's legal counsel.

Inside information may include, but is not limited to, knowledge of pending orders or research recommendations, corporate finance activity, mergers or acquisitions, and other material non-public information that could affect the price of a security.

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Client and Client account information is also confidential and must not be discussed with any individual whose responsibilities do not require knowledge of such information.

8.	PERSONAL SECURITY TRANSACTIONS

No person shall knowingly take advantage of a corporate opportunity of the Adviser or Client for personal benefit, or take action inconsistent with such person's obligations to the Adviser or Clients. All personal securities transactions must be consistent with this Code of Ethics and must avoid any actual or potential conflict of interest or any abuse of any person's position of trust and responsibility. The following rules apply to all accounts in which a person has a beneficial interest:

(a)	All Persons:

(1)	No person shall purchase or sell any security which such person knows that the Adviser either is purchasing or selling, or is considering for purchase or sale, for one or more Clients.

(2)
No person shall knowingly purchase or sell a security during any period when there is an open order for the purchase or sale of that security by a Client and, subject to sub-paragraph (f) below, for seven days after such order has been executed or cancelled.

(3)	No person shall purchase any securities in an initial public offering.

(b)
Portfolio Managers: In addition to (a) above, no portfolio manager may buy or sell a security within seven days before or after, subject to sub-paragraph (f) below, a portfolio that he or she manages trades in the security, with the exception of the S&P 500 futures or options or other index futures and options when there are no purchases or sales orders for Clients entered or intended to be entered on any trading day.

(i)
Related Instruments: When anything in this paragraph 8 prohibits the purchase or sale of a security, it also prohibits the purchase or sale of any related securities, such as puts, calls, other options or rights in such securities.

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(d)	Disgorgement:

Any person who trades in violation of this paragraph 8 must unwind the trade or disgorge the profits.

(e)	Exceptions:

(1) Under unusual circumstances, such as a personal financial emergency, employee stock ownership plans, stock option plans and certain personal trusts, or when it is clear that no conflict of interest or other breach of duty is involved, application for an exception may be made to the CCO of the Adviser, with a copy of the request delivered to the Chairman of the Adviser, which application may be granted or denied. To request consideration of an exception, submit a written request containing the details of your circumstances, reasons for the exception and the exception requested. The request should be sent to the CCO of the Adviser.

(2)
After December 1, 2003, this paragraph 8 shall not apply to transactions involving U.S. Government securities, bankers' acceptances, bank certificates of deposit, commercial paper, and non-volitional purchases and sales, such as dividend reinvestment programs or "calls” or redemptions of securities.

(3)
The clearance and reporting provisions of this chapter shall not apply to transactions by or for any Client; ownership by the Adviser or an Affiliate of the Adviser of a qualifying interest in a Client (such as shares of a Fund) shall not disqualify the Client from this exception.

(f)
A person who wishes to purchase or sell a security which the Adviser is purchasing or selling for a Client, and who is prohibited from executing such transaction, may later request pre-clearance to execute such transaction once the portfolio manager responsible for the Client transactions confirms to the CCO by a time stamped writing, that all transactions in the subject security have been completed for all Clients, and a transaction may be effected pursuant to this procedure notwithstanding the fact that a Client transaction has occurred within the preceding seven day period. For the purposes of approving transactions pursuant to this paragraph (f), the CCO may deem all transactions in a security for Clients to be completed if the only factor which may result in further transactions in such security will be the unanticipated addition of funds to, or removal of funds from, a client account.

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(g)
When an employee places a personal securities transaction in shares of an open-end investment company, the employee shall not knowingly request, direct, or authorize the transaction to be placed or executed at any price that is not consistent with the laws and regulations governing pricing of such transactions. An employee shall not place any transaction intended to benefit from short-term trading of any open-end investment company security if such transaction is not consistent with the publicly disclosed policies and practices announced by that investment company, and shall never engage in such a practice in any fund with which the Adviser is affiliated.

9.	PROCEDURES

Each person must follow these procedures for all securities or accounts in which he or she has a beneficial interest:
(a)	Preclearance:

(1)
Each person shall pre-clear trades in common and preferred stocks, convertible securities, bonds, notes, bills, debentures, puts, calls, index securities, securities based futures contracts and closed-end funds.

(2)
Each person who wishes to purchase or sell a security must consult the CCO to determine whether the trade is prohibited. If the trade is not prohibited, such preclearance is valid only for that day. If the trade is prohibited, such person may make subsequent inquiries to determine when the trade is no longer prohibited under paragraph 8. Even if a trade is pre-cleared, it is still a person's responsibility to ensure that such person's trading activity is in compliance with this Code of Ethics and all securities laws.

(3)
The placement of a limit order (a request that your broker buy or sell at a given price) must be done in conformity with the above pre-clearance procedures. Once a limit order has been cleared for execution, it must be entered on that day. Once a limit order trade has been placed, you may remove or cancel the limit order only after determining through the pre-clearance procedure that the placement of an order for the subject security would be otherwise permissible on that day. The ministerial execution of an approved limit order is deemed to be a non-volitional transaction under paragraph 8(e)(2).

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(b)	Reports - All Persons:

(1)
Securities positions: Each person shall report to the CCO of the Adviser all purchases or sales of any security in which such person has, or by virtue of such transaction acquires, any beneficial interest.

(2)
Form of Report: All such reports shall be in writing, shall be made within ten days after the close of the calendar quarter in which such purchase or sale was effected, and shall set forth the title of the security, the date and nature of the transaction, the number or amount of securities involved, the purchase or sale price, the broker/dealer or bank through whom the transaction was effected and. the extent of such person's interest in the transaction.

(1)	Broker confirms and statements: Each person must provide to the CCO of the Adviser all securities or commodities brokerage accounts in which that person has a beneficial interest.

(c)	Reports - Investment Department Personnel and Access Persons:

All investment department personnel and access persons also must disclose in writing to the CCO of the Adviser all personal securities holdings upon commencement of employment and thereafter on an annual basis. Such annual holdings report must be made no later than thirty (30) days after the end of each calendar year and must be of a date not more than thirty (30) days before the report is submitted.

(d)	Exceptions:

This Paragraph 9 shall not apply to (i) non-volitional purchases and sales, such as dividend reinvestment programs, ministerial execution of approved limit orders, or "calls" or redemptions of securities, or (ii) transactions involving U.S. Government securities, bankers' acceptances, bank certificates of deposit, commercial paper, or open-end mutual funds.

Compliance Policies & Procedures Manual

10.	DELEGATION

The Chairman, Chief Operating Officer or CCO of the Adviser may delegate any of the responsibilities, powers and authorities conferred by this Code of Ethics. Such delegation may be to an individual, such as a compliance officer, or a committee, such as an Ethics Committee, or both.

11.	RESEARCH REPORTS

The fact that a security has been the subject of a formal or informal research report shall not, in and of itself, indicate that the security is under consideration for purchase or sale. No person shall be considered as knowing, nor be said to be in a position of knowing, that a security was under consideration for purchase or sale or that such security had been purchased or sold solely on the basis of receipt of a research report thereon.

12.	CONDITION OF EMPLOYMENT OR SERVICE

All persons shall conduct themselves at all times in the best interests of the Clients. Compliance with this Code of Ethics shall be a condition of employment or continued affiliation with the Adviser, and conduct not in accordance with this Code of Ethics shall constitute grounds for actions including termination of employment or removal from office. All persons shall certify annually that they have read and agree to comply in all respects with this Code of Ethics and that they have disclosed or reported all personal securities transactions, holdings and accounts required to be disclosed or reported by this Code of Ethics.

13.	REPORTING VIOLATIONS

All employees are required to promptly report any violations of which they become aware to the Chief Compliance Officer. All reports of violations of the Code of Ethics will be held in strict confidentiality.

B.	NCC’s Policy Statement on Insider Trading

NCC forbids any officer, director, employee, or their family members from trading, either personally or on behalf of others, including mutual funds and private accounts managed by NCC, using material non-public information or communicating material non-public information to others in violation of the law. This conduct is frequently referred to as "insider trading." This policy applies to every officer, director and employee of NCC and extends to activities within and outside their duties at NCC. Every officer, director and employee must read and retain this policy statement. Any questions regarding NCC's policy and procedures should be referred to the CCO, Chief Operating Officer (“COO”) or his designee.

Compliance Policies & Procedures Manual

The term "insider trading" is not defined in the federal securities laws, but generally is used to refer to the use of material non-public information to trade in securities (whether or not one is an "insider") or to communications of material non-public information to others.

While the law concerning insider trading is not static, it is generally understood that the law prohibits:

-trading by an insider, while in possession of material non-public information, or

-trading by a non-insider, while in possession of material non-public information, where the information either was disclosed to the non-insider in violation of an insider's duty to keep it confidential or was misappropriated, or

-communicating material non-public information to others.

The elements of insider trading and the penalties for such unlawful conduct are discussed below. If, after reviewing this policy statement, you have any questions, you should' consult CCO, COO or his designee.

1. Who is an Insider? The concept of "insider" is broad. It includes officers, directors and employees of a company. In addition, a person can be a "temporary insider" if he or she enters into a special, confidential relationship in the conduct of a company's affairs and as a result is given access to information solely for the company's purposes. A temporary insider can include, among others, a company's attorneys, accountants, consultants, bank lending officers, and the employees of such organizations. In addition, NCC may become a temporary insider of a company it advises or for which it performs other services. According to the Supreme Court, in order for an outsider to be considered an insider, the company must expect the outsider to keep the disclosed non-public information confidential.

2. What is Material Information? Trading on inside information is not a basis for liability unless the information is material. "Material information" generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider it is important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company's securities. Information that officers, directors and employees should consider material includes, but is not limited to: dividend changes, earnings' estimates, changes in previously released earnings' estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, and extraordinary management developments.

Compliance Policies & Procedures Manual

Material information does not have to relate to a company's business. For example, in Carpenter v. U.S., 108 U.S. 316 (1987), the Supreme Court considered as material certain information about the contents of a forthcoming newspaper column that was expected to affect the market price of a security. In that case, a Wall Street Journal reporter was found criminally liable for disclosing to others the dates that reports on various companies would appear in the Journal and whether those reports would be favorable or not.

In the case of NCC, weekly Net Asset Values (NAVS) on our publicly traded funds are considered material information.

3. What is Non-Public Information? Information is non-public until it has been effectively communicated to the marketplace. One must be able to point to some fact to show that the information is generally public. For example, information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Service, The Wall Street Journal or other publications of general circulation would be considered public.

4. Bases for Liability

a. Fiduciary Duty Theory.. In 1980, the Supreme Court found that there is no general duty to disclose before trading on material non-public information, but that such a duty arises only where there is a fiduciary relationship. That is, there must be a relationship between parties to the transaction such that one party has a right to expect that the other party will not disclose any material; non-public information or refrain from trading.

In Dirks v. SEC, the Supreme Court stated alternate theories under which non-insiders can acquire the fiduciary duties of insiders: they can enter into a confidential relationship with the company through which they gain information (e.g., attorneys, accounts), or they can acquire a fiduciary duty to the company's shareholders as "tippies" if they are aware or should have been aware that they have been given confidential information by an insider who has violated his fiduciary duty to the company's shareholders.

b. Misappropriation Theory. Another basis for insider trading liability is the "misappropriation" theory, where liability is established when trading occurs on material non-public information that was stolen or misappropriated from any other person. In Carpenter v. U.S., the Court found in 1987 a columnist defrauded The Wall Street Journal when he stole information from the Journal and used it for trading in the securities markets. It should be noted that the misappropriation theory can be used to reach a variety of individuals (such as printers, taxi drivers, etc.) not previously thought to be encompassed under the fiduciary duty theory.

Compliance Policies & Procedures Manual

5. Penalties for Insider Trading. Penalties for trading on or communicating material non-public information are severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all the penalties below even if he or she does not personally benefit from the violation. Penalties include:

-civil injunctions
-treble damages
-disgorgement of profits
-jail sentences
-fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited -fines for the employer or other controlling person of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided.

In addition, any violation of this policy statement can be expected to result in serious sanctions by NCC, including dismissal of the persons involved.

1.
Procedures to Implement NCC Policy. The following procedures have been established to aid the officers, directors and employees of NCC in avoiding insider trading, and to aid NCC in preventing, detecting and imposing sanctions against insider trading. Every officer, director and employee of NCC must follow these procedures or risk serious sanctions, including dismissal, substantial personal liability and criminal penalties. If you have any questions about these procedures, you should consult with NCC's CCO, COO or his designee.

a. Identifying Insider Information. Before trading for yourself or others, including investment companies or private accounts managed by NCC, in the securities of a company about which you may have potential inside information, ask yourself the following questions:

-Is the information material? Is this information that an investor would consider important in making his or her investment decisions? Is this information that would substantially affect the market price of the securities if generally disclosed?

-Is the information non-public? To whom has this information been provided? Has the information been effectively communicated to the marketplace by being published in Reuters, The Wall Street Journal or other publications of general circulation?

If, after consideration of the above, you believe that the information is material and non-public, or if you have questions as to whether the information is material and nonpublic, you should take the following steps:

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-Report the matter immediately to NCC's CCO, COO, or his designee.

-Do not purchase or sell the securities on behalf of yourself or others, including investment companies or private accounts managed by NCC.

-Do not communicate the information believed to be material inside or outside NCC other than to the CCO or the COO.

-After NCC's COO, CCO, or his designee has reviewed the issue, you will be instructed to continue the prohibitions against trading and communication, or you will be allowed to trade and communicate the information.

b. Quarterly Compliance Review. The Compliance Department will circulate copies of the Insider Trading Policy and Procedures to all officers, directors and employees of NCC. Each employee will be requested to read and familiarize themselves with NCC's Insider Trading Policies and Procedures.

7. Restricting Access to Material Non-Public Information. Information in your possession that you identify as material and non-public may not be communicated to anyone, including persons within NCC, except as provided in paragraph 1 above. In addition, care should be taken so that such information is secure. For example, files containing material non-public information should be restricted.

C.	Communications with Media

All inquiries from the press must be referred to NCC's President. In the absence of NCC's President, all press inquiries must be referred to the CCO or the COO.